1934 Act Registration No. 333 - 13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2007

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ✓                                         Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                         No  ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report on Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

With respect to the Company’s business, including its railway operations and property operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong, the Mainland of China and elsewhere;

•	the level of interest rates prevailing in Hong Kong;

•	accidents and natural disasters;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development;

•	changes in the fares for the Company’s services;

•	competition from alternative modes of transportation;

•	the Company’s ability to complete property developments on time and within budget;

•	fluctuation in property prices and competition from other property developments;

•	the Company’s relationship with the Government of the Hong Kong Special Administrative Region (the “Government”);

•

the Government’s policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•

the Government’s policies relating to property ownership and development, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•	the proposed rail merger involving the Company and the Kowloon-Canton Railway Corporation; and

•	other factors beyond the Company’s control.

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EXHIBITS

Exhibit Number		Page
1.1	Announcement - Connected Transaction dated February 27, 2007	5

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong
Name:	Lila Fong
Title:	Legal Manager - Secretarial

Date: February 28, 2007

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Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MTR CORPORATION LIMITED

(the “Company”)

(Incorporated in Hong Kong with limited liability)

(Stock code: 66)

TSEUNG KWAN O TOWN LOT NO.72, Area 56,

TSEUNG KWAN O, SAI KUNG, NEW TERRITORIES

CONNECTED TRANSACTION

On 26th February, 2007, the Company accepted an offer from the Government to allow the Company to proceed with the proposed development in Area 56 subject to the Company’s acceptance of Government’s assessment of the Land Premium (being HK$3,345,230,000, the payment of which will be funded by the Developer) and of the particulars and conditions of the Land Grant. The offer was made by the Government on 15th January, 2007.

As the Government is a controlling shareholder of the Company and therefore a connected person of the Company, the Transaction is a connected transaction for the Company under Rule 14A.13 of the Listing Rules. As disclosed in the announcement of the Company dated 13th January, 2005, the Stock Exchange has granted the Waiver to the Company from the requirements under Chapter 14A of the Listing Rules which would otherwise apply to connected transactions between the Company and the Government subject to the conditions described below under the heading “General”. Had the Waiver not been granted, the Transaction would have been subject to the announcement, the reporting and the independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

This announcement is made in accordance with the conditions of the Waiver and Rule 14A.47 of the Listing Rules. Details of the Transaction will be disclosed in the next annual report of the Company in accordance with Rule 14A.45 of the Listing Rules.

Acceptance of Government’s Offer and the Land Grant

On 26th February, 2007, the Company accepted an offer from the Government to allow the Company to proceed with the proposed development in Area 56 subject to the Company’s acceptance of Government’s assessment of the Land Premium (being HK$3,345,230,000, the payment of which will be funded by the Developer) and of the particulars and conditions of the Land Grant. The offer was made by the Government on 15th January, 2007.

Under the terms of the Government’s offer, a binding contract between the parties arises when Government receives the Company’s acceptance. The Company delivered the acceptance to Government on 26th February, 2007. The Land Grant, which will contain particulars and conditions of the land grant by private treaty of Area 56, is expected to be executed within three calendar months from that date. It is proposed that the development in Area 56 will be a mixed-use development comprising hotel, office, residential, commercial and car parking accommodations with a total gross floor area of not more than 168,537 square metres. The Company is required to pay to the Government the Land Premium, which has been assessed by the Government to be HK$3,345,230,000, by reference to the full market value of Area 56, ignoring the presence of the railway. The Company is required to pay (a) a deposit equal to 10% of the Land Premium on 26th February, 2007 and (b) the remaining balance of the Land Premium when the Land Grant is executed. The payment of the Land Premium will be funded by the Developer.

Reasons for accepting Government’s offer

The Company has accepted Government’s offer and proposes to execute the Land Grant in order to be allowed to proceed with the proposed development in Area 56. On the basis that the assessed Land Premium is considered to be in line with current market values, and having regard to all of the terms and conditions of the Government’s offer, the Directors (including the independent non-executive Directors) believe that the terms of Government’s offer and the Land Grant are fair and reasonable and in the interests of the shareholders of the Company as a whole.

General

As the Government is a controlling shareholder of the Company and therefore a connected person of the Company, the Transaction is a connected transaction for the Company under Rule 14A.13 of the Listing Rules. As disclosed in the announcement of the Company dated 13th January, 2005, the Stock Exchange has granted the Waiver to the Company from the requirements under Chapter 14A of the Listing Rules which would otherwise apply to connected transactions between the Company and the Government involving land and land interests subject to certain conditions. Under the Waiver, the Company is required to make an announcement of the Transaction in accordance with Rule 14A.47 of the Listing Rules and to disclose details of the Transaction in its next annual report in accordance with Rule 14A.45 of the Listing Rules. The Company is also required under the Waiver to make the Transaction subject to the approval of the Board, with the Directors appointed by the Government under section 8 of the Mass Transit Railway Ordinance (Cap. 556 of the Laws of Hong Kong) and any Director who holds a position in the Government being required to abstain from voting. Accordingly, Mr. Frederick Ma Si-hang, the Secretary for the Environment, Transport and Works and the Commissioner for Transport disclosed their interest in the Transaction and they each abstained from voting on the relevant Board resolutions. Had the Waiver not been granted, the Transaction would have been subject to the announcement, the reporting and the independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

This announcement is made in accordance with the conditions of the Waiver and Rule 14A.47 of the Listing Rules. Details of the Transaction will be disclosed in the next annual report of the Company in accordance with Rule 14A.45 of the Listing Rules.

Principal activities of the Company

The principal activities of the Company and its subsidiaries are (a) the operation of a mass transit railway system, (b) property development at locations relating to the railway system, (c) related commercial activities, (d) the monitoring of the appointed operator in their operation of the Ngong Ping 360 tourism facilities, (e) the design and construction of Tseung Kwan O South Station as an extension of the Tseung Kwan O Line, (f) the planning and construction of future extensions to the railway system and other related infrastructure projects, (g) consultancy services, (h) investment in Octopus Holdings Limited, a subsidiary of the Company, which has business activities both in Hong Kong and overseas including the operation of a smart card system by its subsidiary, Octopus Cards Limited, for the collection of payments for both transport and non-transport applications in Hong Kong, (i) equity investments and long term operation and maintenance contracts outside of Hong Kong, (j) property management, shopping centre investment and railway related property development business in the Mainland of China, and (k) the investment in, and construction of, Beijing Metro Line 4, in which the Company has a 49% equity interest, for future operations under a 30 year concession agreement with the Beijing Municipal Government.

Definitions

“Area 56”	means Tseung Kwan O Town Lot No.72, Area 56, Tseung Kwan O, Sai Kung, New Territories;

“Board”	means the board of Directors;

“Developer”	means Lansmart Limited, which was the successful tenderer in the tender to develop Area 56;

“Directors”	means members of the board of directors of the Company;

“Government”	means the Government of Hong Kong;

“HK$”	means Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Land Grant”	means the particulars and conditions of the land grant by private treaty of Area 56 to be entered into between the Company and the Government;

“Land Premium”	means the land premium for Area 56;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“Transaction”	means the Company’s acceptance of an offer from the Government to allow the Company to proceed with the proposed development in Area 56 subject to the Company’s acceptance of Government’s assessment of the Land Premium and of the particulars and conditions of the Land Grant; and

“Waiver”	means the waiver granted by the Stock Exchange to the Company from the requirements under Chapter 14A of the Listing Rules (subject to certain conditions).

By Order of the Board
Leonard Bryan Turk
Secretary

Hong Kong, 27th February, 2007

Members of the Board: Dr. Raymond Ch’ien Kuo-fung (Chairman)**, Chow Chung-kong (Chief Executive Officer), Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

Members of the Executive Directorate: Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

*	independent non-executive Directors

**	non-executive Directors

This announcement is made in English and Chinese. In the case of any inconsistency, the English version shall prevail.